FORM 4 ☒ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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 1. Name and Address of Reporting Person *

Malone GRAT #2
c/o David Thomas III, Sherman & Howard L.L.C.

(Last)            (First)              (Middle)

633 17th Street, Suite 3000

(Street)

Denver,   Colorado      80202

(City)       (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol Liberty Media Corporation L, LMC.B 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April 3, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      Officer (give title below)

  X   10% Owner

      Other (specify below)

Chairman of the Board

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Series B Common Stock	4/3/03		J(1)	V	15,488,310 (1)	D(1)	$10.185	9,511,690(2)	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) On April 3, 2003, the Reporting Person distributed to Dr. John Malone, as an annuity payment, 15,488,310 shares of Series B Common Stock, representing $157,748,434 in market value (based on the average of the high and the low sale price of such shares on April 3, 2003).  The transfer of Series B Common Stock by the Reporting Person to Dr. Malone may be deemed to be a change in the form of beneficial ownership of the transferred shares by Dr. Malone.  (2) Pursuant to a call agreement between the Issuer and Dr. John Malone and his spouse, the Issuer has the right, under certain circumstances, to acquire Series B Common Stock owned by Dr. Malone and his spouse and their permitted transferees.  The shares owned by the Reporting Person are subject to that right.

/s/ Malone GRAT #2 by David Thomas III, Trustee ** Signature of Reporting Person	April 4, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002